UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Home Inns & Hotels Management Inc.

(Name of issuer)

Ordinary Shares

(Title of class of securities)

G6647N108

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G6647N108	Page 2 of 5 Pages

(1)	Names of reporting persons Neil Nanpeng Shen (“Mr. Shen”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(5)

Sole voting power

4,526,125 ordinary shares, which consist of (i) 300,000 ordinary shares held by Mr. Shen, (ii) 64,374 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days of December 31, 2011, (iii) 3,955,389 ordinary shares held by Smart Master International Limited (“Smart Master”), a British Virgin Islands company solely owned and controlled by Mr. Shen, and (iv) 206,362 ordinary shares represented by American depositary shares (“ADSs”) held by Smart Master. Smart Master may also be deemed to have sole voting power with respect to the 3,955,389 ordinary shares and the 206,362 ordinary shares represented by ADSs held by it.

(6) Shared voting power 0
(7)

Sole dispositive power

4,526,125 ordinary shares. See Item 5 above for detail. Smart Master may also be deemed to have sole dispositive power with respect to the 3,955,389 ordinary shares and the 206,362 ordinary shares represented by ADSs held by it.

(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 4,526,125 shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.0%
(12)	Type of reporting person (see instructions) IN

13G

CUSIP No. G6647N108	Page 3 of 5 Pages

ITEM 1(a).	NAME OF ISSUER:

Home Inns & Hotels Management Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 124 Caobao Road, Xuhui District

Shanghai 200235

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Neil Nanpeng Shen

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Neil Nanpeng Shen

Suite 2215

22/F, Two Pacific Place

88 Queensway Road

Hong Kong

ITEM 2(c)	CITIZENSHIP:

Neil Nanpeng Shen – Hong Kong

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G6647N108

ITEM 3.	Not applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares of Home Inns & Hotels Management Inc. (the “Ordinary Shares”) by the reporting persons is provided as of December 31, 2011:

13G

CUSIP No. G6647N108	Page 4 of 5 Pages

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Neil Nanpeng Shen	4,526,125	5.0%	4,526,125	0	4,526,125	0

Smart Master, a British Virgin Islands company, is the registered holder of 3,955,389 Ordinary Shares and the owner of 206,362 Ordinary Shares represented by ADSs. Mr. Shen is the sole owner and director of Smart Master. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Shen may be deemed to beneficially own all of the Ordinary Shares owned by Smart Master. In addition, Mr. Shen is the registered holder of 300,000 Ordinary Shares and has the right to acquire 64,374 Ordinary Shares upon exercise of options within 60 days of December 31, 2011.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATIONS:

Not applicable

13G

CUSIP No. G6647N108	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2012

/s/ Neil Nanpeng Shen
Neil Nanpeng Shen